MR



10035948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue Suite #2030
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cesar Hernandez (305) 373-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami Fl 33131
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/15/10

OATH OR AFFIRMATION

I, Lionel Baugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC, as of December, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Melissa Vega
COMMISSION # DD757682
EXPIRES: FEB. 11, 2012
WWW.AARONNOTARY.com



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members
Global Strategic Investments, LLC

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent upon its members to provide financial support for its operations. The Company's ability to continue operations is dependent upon the members' willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

As discussed in Note 1 to the financial statements, the Company is undergoing a regulatory examination by the Financial Industry Regulatory Authority ("FINRA"). The Company received an exit report from FINRA indicating that there was an apparent inadequate compliance with certain provisions of the anti-money laundering rules. FINRA has indicated that enforcement action will likely be warranted. The ultimate determination as to the resolution and compliance with these exceptions will be made by FINRA. FINRA could impose penalties on the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 25, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 139,765
Receivables from broker-dealers and clearing organizations	263,247
Deposits with clearing organizations	669,282
Property and equipment, net	74,300
Marketable securities owned, at market value	58,644
Prepaids and other assets	63,478
Due from related parties	43,507
	$ 1,312,223

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 442,067
Due to related parties	230,519
Payable to broker-dealers and clearing organizations	40,194
TOTAL LIABILITIES	712,780
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBERS' EQUITY	599,443
	$ 1,312,223

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions and trading profits	$ 5,470,333
Interest and dividends	15,113
TOTAL REVENUES	5,485,446
EXPENSES:	
Impairment of intangible asset	2,750,000
Commissions	2,686,033
Salaries	1,083,313
Professional fees	601,838
Bad debt expense	517,986
Quotations and research	449,028
Rent	245,884
Travel and entertainment	324,214
Clearing charges	213,616
Communications	111,407
Management fee - related party	59,299
Depreciation and amortization	57,682
Interest	35,889
Other general and administrative	255,397
TOTAL EXPENSES	9,391,586
NET LOSS	$ (3,906,140)

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	MEMBERS' EQUITY
BALANCES, JANUARY 1, 2009	$ 3,501,099
Member contributions	1,034,484
Member distributions	(30,000)
Net loss	(3,906,140)
BALANCES, DECEMBER 31, 2009	$ 599,443

The accompanying notes are an integral part of these financial statements.

GLOBAL STRATEGIC INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,906,140)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	57,682
Bad debt expense	517,986
Loss on impairment of intangible asset	2,750,000
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	111,805
Deposits with clearing organizations	(144,260)
Marketable securities	(58,644)
Prepaids and other assets	(441,467)
Due from related parties	220,603
Accounts payable and accrued expenses	130,479
Payable to broker-dealers and clearing organizations	38,690
Due to related parties	(104,026)
TOTAL ADJUSTMENTS	3,078,848
NET CASH USED IN OPERATING ACTIVITIES	(827,292)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(73,135)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	1,034,484
Member distributions	(30,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,004,484
NET INCREASE IN CASH AND CASH EQUIVALENTS	104,057
CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	35,708
CASH AND CASH EQUIVALENTS – ENDING OF THE YEAR	$ 139,765

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 35,889

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

Historically, the Company has not generated revenues sufficient to maintain its operations and thus has been dependent on the members to make capital contributions from time to time to maintain compliance with Rule 15c3-1 of the Securities and Exchange Commission. The Company's ability to continue as a going concern is dependent upon the members' ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) (NOTE 4). The members have indicated that they plan to continue providing support to the Company, if necessary, for a reasonable period of time.

The Company is undergoing a regulatory examination by FINRA which covers several operating periods. The Company received an exit report from the FINRA examination team indicating that there was an apparent inadequate compliance with certain provisions of the anti-money laundering rules. The Company self disclosed and remediated several noted exceptions and is in the process of taking appropriate corrective actions on the remaining exceptions. FINRA has indicated that enforcement action will likely be warranted. The ultimate determination as to the resolution and compliance with these exceptions will be made by FINRA. FINRA could impose penalties on the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently. At December 31, 2009, marketable securities owned, at market value, consist of corporate bonds amounting to $58,644.

Fair Value Measurements

In September 2006, the FASB issued an accounting standard which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. This standard does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted this standard on January 1, 2008; see NOTE 9 for disclosure relating to this standard.

Clearing Arrangements

The Company has clearing agreements with Pershing, Wedbush, and Penson (collectively the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. At December 31, 2009, the cash on deposit with the Clearing Brokers was in the amount of $669,282.

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Acquired Intangible Asset

The Company adopted the provisions of an accounting standard that requires that goodwill and intangible assets not subject to amortization be tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. During April 2008, the Company decided to discontinue the operations of its Mexican subsidiaries which had been acquired during 2004 and 2005 through a series of purchase agreements executed by the Company. The Company accounted for the purchase of the three entities in accordance with the purchase method of accounting. The excess of the purchase price over the recorded amount of the net assets purchased and liabilities assumed was assigned to a customer list intangible asset. The original value assigned to the customer list was $3,666,638, and the value at January 1, 2009 was $2,750,000. Based on its most recent analysis, the Company believes that the value of the customer list intangible asset was impaired. Consequently, the Company recognized a loss on impairment of its customer list intangible asset of $2,750,000, which is included in expenses in the accompanying statement of operations for the year ended December 31, 2009.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in operating expenses. No liability for unrecognized tax benefits was recorded as a result of implementing this standard.

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

Recent Accounting Pronouncements

Fair Value Measurement

In April 2009, the FASB issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of standard did not have an impact on the Company's financial statements.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted, and is not expected to have an effect on the Company's financial statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard is not expected to have an effect on the Company's financial statements.

Business Combinations

In December 2007, the FASB issued an accounting standard which supersedes other authoritative guidance, broadens the scope of accounting guidance on business combinations, and requires the acquisition method to be used on all events where a business obtains control over another business. The accounting standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree, and goodwill acquired in a business combination or a gain from a bargain purchase. The accounting standard also requires the acquirer to disclose information that enables the users to evaluate the nature and financial effects of the business combination. The accounting standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The accounting standard did not have a significant impact on the Company's financial statements.

. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

Noncontrolling Interests

In December 2007, the FASB issued an accounting standard which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is de. The accounting standard also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The standard is effective as of the beginning of fiscal years beginning after December 15, 2008. The adoption of standard did not have an impact on the Company's financial statements.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities. Among other provisions, the standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through February 25, 2010 which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following at December 31, 2009:

Office equipment	$ 240,877
Furniture and fixtures	57,486
Leasehold improvements	41,633
	339,996
Less accumulated depreciation and amortization	(265,696)
	$ 74,300

Depreciation and amortization expense amounted to approximately $58,000 for the year ended December 31, 2009.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company's "Net Capital" was $356,598 and the "Required Net Capital" was $100,000. At December 31, 2009, the Company's ratio of "Aggregate Indebtedness" to "Net Capital" was 2.0 to 1.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANZIATIONS

The Company clears its proprietary and customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers. At December 31, 2009, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2009, the Company had $263,247 due from broker-dealers and clearing organizations and $40,194 due to broker-dealers and clearing organizations. Additionally, at December 31, 2009, the Company had $669,282 in deposits with clearing organizations.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating leases for office facilities and equipment through the year 2014. The Company has secured the office lease with a stand-by letter of credit for $47,000.

Rent expense for the year ended December 31, 2009 was approximately $246,000. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2009 are as follows:

Year	Amount
2010	$ 197,000
2011	180,000
2012	160,000
2013	160,000
2014	40,000
	$ 737,000

Litigation

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

7. RELATED PARTY TRANSACTIONS

The Company had the following related party balances which are non interest-bearing and are due on demand as of December 31, 2009:

Due from parties related through common ownership	$ 43,507
Due to parties related through common ownership	$ 230,519

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND POLITICAL RISK (CONTINUED)

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company adopted the provisions of fair value measurements on January 1, 2008. The standard defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the standard are:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bond Corporate bonds are valued based on quoted market prices. All corporate bonds, debentures and notes trade in active markets and are classified within Level 2.

9. FAIR VALUE MEASUREMENTS (CONTINUED)

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2009, for each fair value hierarchy level.

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ -	$ 58,644	$ -	$ 58,644

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2009. There were no financial instruments measured at fair value as of December 31, 2008.

ACCOMPANYING INFORMATION

GLOBAL STRATEGIC INVESTMENTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CREDITS	
Members' equity	$ 599,443
DEBITS	
Property and equipment, net	74,300
Prepaids and other assets	63,478
Due from related parties	43,507
Guarantee through a stand-by letter of credit	47,000
TOTAL DEBITS	228,285
NET CAPITAL BEFORE HAIRCUTS	371,158
HAIRCUTS ON SECURITY AND FOREIGN CURRENCY (COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1(f))	14,560
NET CAPITAL	356,598
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $712,780	100,000
EXCESS NET CAPITAL	**$ 256,598**
EXCESS NET CAPITAL @ 1,000%	**$ 285,320**
RATIO OF AGGREGATE INDEBTEDNESS	**2.0 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 442,067
Payable to broker-dealers and clearing organizations	40,194
Due to related parties	230,519
TOTAL AGGREGATE INDEBTEDNESS	**$ 712,780**

See report of independent certified public accountants.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF DECEMBER 31, 2009

NET CAPITAL PER COMPUTATION, ON PAGE 14	$	356,598
Audit adjustments:		
Change in haircut on long position		4,401
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	**$**	**360,999**

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through the Clearing Brokers, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

SCHEDULE IV

SUBORDINATED BORROWINGS AS OF DECEMBER 31, 2009

As of December 31, 2009 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Members
Global Strategic Investments, LLC

In planning and performing our audit of the financial statements and accompanying information of Global Strategic Investments, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 25, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Members of
Global Strategic Investments, LLC

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Global Strategic Investments, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Strategic Investments, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Global Strategic Investments, LLC's management is responsible for the Global Strategic Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
11/30/09	7362	SIPC	$3,675
2/19/10	7532	SIPC	$7,879

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;
3. Compared clearing charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 25, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

GLOBAL STRATEGIC INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009


MBAF

MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS